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SECURITIE! 13014425 ON

VED

2013 AUG 29 PM 2:07

SEC / TM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 67447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2012 (MM/DD/YY) AND ENDING JUNE 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

VISION FINANCIAL MARKETS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 HIGH RIDGE PARK, SUITE 100
(No. And Street)

STAMFORD, (City) CT (State) 06905 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD ROTHMAN (203) 388-2700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 WEST 37TH STREET 4TH FLOOR (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

[redacted]

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

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9/20/13

OATH OR AFFIRMATION

I, HOWARD ROTHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **VISION FINANCIAL MARKETS LLC.**, as of JUNE 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

LISA M. SNYDERMAN
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2017

Signature

MANAGING MEMBER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' or Members' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Members of
Vision Financial Markets LLC:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Vision Financial Markets LLC (the "Company") as of June 30, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Vision Financial Markets LLC as of June 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
August 28, 2013

VISION FINANCIAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2013

ASSETS

Cash and cash equivalents	$ 7,681,412
Cash and cash equivalents segregated under federal and other regulations (cash of $160,115,391 and money markets of $0)	160,115,391
Total cash and cash equivalents	167,796,803
Securities owned, at fair value (pledged $24,859,243 as collateral)	113,190,458
Receivable from futures commission merchants (cash of $7,461,559 and other receivables with fair value of $484,343)	7,945,902
Receivable from and deposit with clearing organizations (cash of $122,967,278, money markets of $15,644,999 and other receivables with fair value of $310,085,878)	448,698,155
Receivable from broker dealer	521,983
Receivable from customers	12,608,872
Receivable from non-customers	274,447
Securities borrowed	235,836,000
Exchange memberships, at cost (fair value $1,117,077)	852,659
Secured demand notes	26,989,000
Other investments, at fair value	200,864
Accrued interest and dividends receivable	185,443
Other assets	821,719
TOTAL ASSETS	$ 1,015,922,305

LIABILITIES AND MEMBERS' EQUITY

Payable to customers	$ 505,946,187
Payable to brokers or dealers and clearing organizations	47,454,107
Payable to non-customers	4,049,604
Securities sold under agreements to repurchase	3,221,800
Bank loan payable	2,604,662
Securities sold, not yet purchased, at fair value	283,055,382
Commissions payable	3,127,045
Securities loaned	75,901,878
Cash collateral on secured demand notes	9,026,394
Accounts payable, accrued expenses and other	29,196,030
TOTAL LIABILITIES	963,583,089
Liabilities subordinated to the claims of general creditors	44,289,000
Members' equity	8,050,216
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,015,922,305

The accompanying notes are an integral part of this financial statement.

VISION FINANCIAL MARKETS LLC
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2013

NOTE 1. ORGANIZATION OF BUSINESS

Vision Financial Markets LLC (the "Company"), is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer operating on a self clearing basis, and registered with the Commodity Futures Trading Commission ("CFTC") as a futures commission merchant ("FCM"), operating as an exchange clearing member, and as a commodity pool operator. The Company's primary self regulator (designated examining authority) for its broker dealer is the Chicago Board of Options Exchange ("CBOE") and primary self regulator (designated self regulatory organization) for its FCM is the Chicago Mercantile Exchange ("CME"). The Company is a clearing member firm of the CME and all its divisions, and clears trades through its membership at the CME Clearinghouse. It is also a clearing member of ICE Futures U.S. and clears trades through its membership at ICE Clear U.S. Clearinghouse. The Company is a member firm of the CBOE, OneChicago, and NYSE Liffe U.S. Futures Exchanges whose trades are cleared at the Options Clearing Corporation ("OCC"), of which the Company is a clearing member. As a broker dealer, the Company is a member of the BATS Exchanges, Direct Edge, NYSE ARCA and the CBSX, and is a clearing participant of the Depository Trust Company ("DTC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"), and the Municipal Securities Rulemaking Board ("MSRB").

The Company's primary source of revenue is commissions derived from executing orders for commodity futures and options contracts on behalf of its customers.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission revenue on commodity futures and options transactions and its related expenses are recorded on a round-turn basis when positions are closed out on behalf of customers. The difference between commissions on a round-turn and a half-turn basis was not material at June 30, 2013. Commission revenue on securities transactions and its related expenses are recorded on the settlement date basis. The difference between settlement date and trade date commissions was not material at June 30, 2013.

Investment in Affiliated Partnership

Investment in affiliated partnership is accounted for at the net asset value as reported by the partnership, which approximates fair value.

Furniture and Equipment

Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the assets of three to five years.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted.

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

No federal, state or local income taxes have been provided on profits of the Company since the members are individually liable for the taxes on their share of the Company's income or loss. The Company is, however, subject to the New York City Unincorporated Business Tax and the Illinois Replacement Tax.

The Company accounts for income taxes under the FASB ASC 740, *Income Taxes*, which provides guidance related to the evaluation of uncertain tax positions. ASC 740 requires that management evaluate whether a tax position of the Company is "more-likely-than-not" to be sustained upon examination by the applicable taxing authority, including resolutions of any related appeals or litigation process, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce members' capital.

Based on its analysis, management has concluded that no liability for unrecognized tax exposures should be recorded related to uncertain tax positions, including consideration of penalties and interest, for open tax years 2010, 2011, and 2012, or expected to be taken on the Company's 2013 tax returns. Management's conclusions regarding the Company's uncertain tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. Management does not expect that the total amount of unrecognized tax benefit will materially change over the next twelve months.

Cash and Cash Equivalents

For the purpose of reporting cash flows, cash and cash equivalents are defined as segregated and non-segregated cash. The Company considers non-FDIC covered money-market funds to be cash equivalents. The Company maintains its cash and cash equivalents at highly accredited financial institutions with balances that, at times, may exceed federally insured limits.

Use of Estimates in Financial Statements

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. TOTAL ASSETS SEGREGATED AND SECURED UNDER THE COMMODITY EXCHANGE ACT AND REGULATIONS THEREUNDER

Under the Commodity Exchange Act (the "Act"), the Company is required to separately account for and segregate all assets held for the benefit of customers, as defined by the Act, in connection with transactions in regulated and non-regulated commodities. At June 30, 2013, segregated and secured assets included in the statement of financial condition were as follows:

Cash and cash equivalents - segregated and secured	$ 120,102,205
Receivable from futures commission merchant - segregated	337,118
Receivable from futures commission merchant - secured	7,543,040
Receivable from and deposit with clearing organizations	341,330,912
	$ 469,313,275

In addition to funds segregated in the statement of financial condition, the Company is holding in safekeeping at June 30, 2013, $39,675,000 of U.S. Treasury securities owned by its customers for margin requirements. These securities are not included in the statement of financial condition.

Assets in segregation exceeded segregation requirements by $13,040,786 at June 30, 2013.

Pursuant to CFTC Regulation 30.7, the Company must set aside funds in separate accounts sufficient to secure the obligations of its customers trading in futures or options contracts on foreign commodity exchanges. Amounts set aside exceeded CFTC requirements by $2,526,156 at June 30, 2013.

NOTE 4. ASSETS SEGREGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATIONS THEREUNDER

Under the Securities Exchange Act of 1934 (the "34 Act"), the Company is required to separately account for and segregate all assets held for the benefit of customers, as defined by the 34 Act, in connection with transactions in securities. At June 30, 2013, segregated assets included in the statement of financial condition were as follows:

Cash and cash equivalents	$ 38,725,295

Assets in segregation exceeded the segregation requirements by $2,815,791, after considering any deposit made within the allowable time frame on July 1, 2013.

NOTE 5. INVESTMENT IN AFFILIATED PARTNERSHIP

The Company acts as general partner and commodity pool operator for a commodity pool limited partnership, from which the Company receives commission and interest income (Note 10). Investment in the affiliated partnership at June 30, 2013, was as follows:

Limited partnership	Amount	Percentage of ownership
Turtle Futures Fund, L.P.	$ 40,287	9%

NOTE 6. SUBORDINATED LIABILITIES

The Company has subordinated loans totaling $44,289,000, consisting of cash subordinations of $17,300,000 (bearing interest 4% per annum to prime rate plus 5%) and secured demand note agreements of $26,989,000 (bearing interest at 3% to 8% per annum), all of which mature as follows:

	Subordinated loans		
	Cash	Pursuant to secured demand note agreements	Total
Years ending June 30,			
2014	$ 300,000	$ 2,734,000	$ 3,034,000
2015	14,000,000	5,170,000	19,170,000
2016	-	12,710,000	12,710,000
2017	3,000,000	2,950,000	5,950,000
2018	-	2,700,000	2,700,000
Thereafter	-	725,000	725,000
	$ 17,300,000	$ 26,989,000	$ 44,289,000

Subordinated loans pursuant to secured demand note agreements in the amount of $25,705,000 are considered equity subordinations.

These borrowings are subordinated to the claims of general creditors, have been approved by the CBOE and CME, and are available in computing adjusted net capital under the SEC and CFTC net capital requirements. Subordinated borrowings may only be repaid if, after giving effect to such repayment, the Company meets the SEC's and CFTC's capital regulations governing the withdrawal of subordinated debt.

NOTE 7. OPERATING AGREEMENT

The Company currently has four classes of membership: Class A Common (owned 100% by the Managing Members), Class A Preferred (owned by entities that also have outstanding subordinated debt that is considered equity subordinations), Class B Common (currently reserved and not issued) and Class B Preferred (currently reserved and not issued).

The Class A and B Preferred membership interests receive an allocation of income solely based on their individual unit investments at a stated rate of interest. Residual income, after allocation of the preferred membership interests, is credited to the Managing Members.

The Company will continue in perpetuity or at the occurrence of any of the events described in the Operating Agreement.

NOTE 8. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, this Rule may limit the amount of equity capital that can be withdrawn by its members. The Company is also subject to the CFTC's minimum financial requirements under Regulation 1.17. The Company's minimum net capital amount is equal to the greater of its requirement under CFTC Reg 1.17 or SEC Rule 15c3-1. At June 30, 2013, the Company's net capital of $35,630,337, calculated under CFTC Reg 1.17, was $24,831,546 in excess of its minimum requirement of $10,798,791.

NOTE 9. FAIR VALUE MEASUREMENTS

The Company's recurring assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at June 30, 2013. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy.

Assets	Level 1	Level 2	Total
US Governments	$ 309,961,041	$ -	$ 309,961,041
Equities	47,803,785	-	47,803,785
Corporate Debt	-	41,154,188	41,154,188
Options	22,393,583	-	22,393,583
Money Markets	16,870,640	-	16,870,640
Exchange Membership	852,659	-	852,659
Municipal Debt	613,260	-	613,260
Other Investments	-	200,864	200,864
Total	$ 398,494,968	$ 41,355,052	$ 439,850,020
% of Total	90.60%	9.40%	100.00%

NOTE 9. Fair Value Measurements (continued)

Liabilities	Level 1	Level 2	Total
Securities Sold:			
Equities	$ 226,293,659	$ -	$ 226,293,659
Options	56,761,723	-	56,761,723
Total	$ 283,055,382	$ -	$ 283,055,382

NOTE 10. RELATED PARTY TRANSACTIONS

Brokerage Commissions and Interest

As General Partner in Turtle Futures Fund, L.P., a commodity pool (the "Pool"), the Company receives commissions. For the year ended June 30, 2013, these commissions and fees totaled $46,352.

Administrative and Operating Expenses

Certain costs attributable to the Company's operations are paid by an affiliated entity and are reimbursed by the Company. Expenses allocated to the Company are for administrative and other operating costs. The amount paid for these services to the affiliate was $60,000 for the year ended June 30, 2013. There was $4,800 payable to the affiliate at June 30, 2013.

Investment Management

The Company pays a management fee to an affiliated company that provides investment advice for the Company's segregated funds. The affiliated company receives a monthly fee equal to 0.25% annually of the invested principal daily balance. The amount paid for these services to the affiliate was $1,272,244 for the year ended June 30, 2013.

Due From Affiliated Company

The Company provides monthly administrative staff and office expenses to an affiliate for which it charges $9,000 per month. At June 30, 2013 the Company was owed $18,000 by this affiliate.

Exchange Memberships Owned by Members

Certain exchange memberships and shares of exchange stock, owned by officers or members, having an aggregate fair value at June 30, 2013 of approximately $997,500 are registered for and assigned to the Company in order to provide exchange membership privileges.

NOTE 11. CONTINGENCIES AND GUARANTEES

The Company is a member of exchanges that trade and clear futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and management believes that any potential requirement to make payments under these agreements is remote.

The Company has guaranteed performance under the Commodity Exchange Act of its introducing brokers (that are registered as guaranteed introducing brokers) with respect to their customer accounts.

In the normal course of business, the Company is subject to various lawsuits, including civil litigation, arbitration and reparation proceedings relating to its introducing brokers' and customers' activities. Management is of the opinion that the ultimate liability, if any, resulting from any pending actions or proceedings will not have a material effect on the financial position or results of operations of the Company.

NOTE 12. LEASE COMMITMENTS

The Company has six leases for office space expiring in March 2014, May 2014, two in September 2015, January 2016 and October 2016. The leases include base rent and the tenants' pro rata share of operating expenses and taxes. Minimum annual rental payments, which are subject to escalation, on these leases are as follows:

Year ending June 30,	
2014	$ 717,209
2015	647,399
2016	360,554
2017	59,862
	$ 1,785,024

Rent expense incurred on the above leases was $758,606 for the year ended June 30, 2013.

NOTE 13. EMPLOYEE BENEFIT PLAN

The Company sponsors a savings plan under section 401(k) of the Internal Revenue Code. All eligible employees, as defined, may elect to contribute to the plan and are entitled, upon termination or retirement, to their vested portions of the assets held by the trustee. The Company matches contributions made by employees up to a specified limit. The Company contributed $160,519 for the year ended June 30, 2013.

NOTE 14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes and clears futures contracts for the accounts of its customers through various exchange clearinghouses and through a major FCM for trades executed and clearing on the Kansas City and Minneapolis Exchanges. The Company guarantees its customer performance under these contracts to the clearinghouses and FCM with whom the contracts are ultimately cleared. The Company controls its risks associated with its customers' activities by requiring customers to maintain minimum margin requirements for all open positions in compliance with regulatory and internal guidelines.

These margin levels are monitored on a daily basis and customers are required to deposit additional collateral, in a timely manner, should the fluctuation in the value of underlying positions cause the account to be under margined.

The Company's exposure to counterparty risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to the commodities transactions can be directly impacted by volatile trading markets that may impair customers' and counterparties ability to satisfy their obligation to the Company.

NOTE 15. SUBSEQUENT EVENTS

Subsequent events have been evaluated through August 28, 2013, which is the date the financial statements were available to be issued, and no events have been identified which require disclosure.